UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Targanta Therapeutics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87612C100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87612C100	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON VenGrowth Advanced Life Sciences Fund Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,697,290 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,697,290 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,290 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (3)
12.	TYPE OF REPORTING PERSON CO

(1)	This Schedule 13G is filed by VenGrowth Advanced Life Sciences Fund Inc., VenGrowth III Investment Fund Inc., Jeffrey Courtney, Luc Marengere, Michael Cohen and Allen Lupyrypa (collectively, the “VenGrowth Parties”). The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Advanced Life Sciences Fund Inc. (“VenGrowth Life Sciences”) and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III Investment Fund Inc. (“VenGrowth III”). Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences and 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth III.

CUSIP No. 87612C100	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON VenGrowth III Investment Fund Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,697,290 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,697,290 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,290 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (3)
12.	TYPE OF REPORTING PERSON CO

(1)	This Schedule 13G is filed by the VenGrowth Parties. The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Life Sciences and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III. Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences and 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth III.

CUSIP No. 87612C100	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON Jeffrey Courtney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,250 shares (2)
6. SHARED VOTING POWER 1,697,290 shares (3)
7. SOLE DISPOSITIVE POWER 6,250 shares (2)
8. SHARED DISPOSITIVE POWER 1,697,290 shares (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,540 shares (2) (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (4)
12.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by the VenGrowth Parties. The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of options exercisable within 60 days to purchase 6,250 shares of Common Stock held by Jeffrey Courtney.
(3)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Life Sciences and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III. Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(4)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences, 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth and options exercisable within 60 days to purchase 6,250 shares of Common Stock held by Jeffrey Courtney.

CUSIP No. 87612C100	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON Luc Marengere
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,697,290 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,697,290 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,290 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (3)
12.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by the VenGrowth Parties. The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Life Sciences and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III. Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences and 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth III.

CUSIP No. 87612C100	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON Michael Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,697,290 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,697,290 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,290 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (3)
12.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by the VenGrowth Parties. The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Life Sciences and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III. Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences and 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth III.

CUSIP No. 87612C100	13G	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON Allen Lupyrypa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,697,290 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,697,290 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,290 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (3)
12.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by the VenGrowth Parties. The VenGrowth Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,523,210 shares of Common Stock and a fully exercisable warrant to purchase 63,573 shares of Common Stock held by the VenGrowth Life Sciences and 106,149 shares of Common Stock and a fully exercisable warrant to purchase 4,358 shares of Common Stock held by the VenGrowth III. Jeffrey Courtney, one of the Company’s Directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of each of VenGrowth Life Sciences and VenGrowth III, and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of Common Stock held by VenGrowth Life Sciences and VenGrowth III. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 63,573 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth Life Sciences and 4,358 shares of common stock issuable under a fully exercisable warrant owned by VenGrowth III.

CUSIP No. 87612C100	13G	Page 8 of 11 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Targanta Therapeutics Corporation (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142.

Item 2	(a).	Name of Person Filing

VenGrowth Advanced Life Sciences Fund Inc. VenGrowth III Investment Fund Inc. Jeffrey Courtney Luc Marengere Michael Cohen Allen Lupyrypa

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the VenGrowth Parties is 105 Adelaide Street West, Suite 1000, Toronto, Ontario, Canada M5H 1P9.

Item 2	(c).	Citizenship

Each of VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. is organized under the laws of Canada. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa is a citizen of Canada.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.0001 (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 87612C100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 87612C100	13G	Page 9 of 11 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

Item 4	(b).	Percent of Class

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of:

		(iv)	shared power to dispose or to direct the disposition of:

VenGrowth Party	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
VenGrowth Advanced Life Sciences Fund Inc.	1,586,783	0	1,697,290	0	1,697,290	1,697,290	8.1%
VenGrowth III Investment Fund Inc.	110,507	0	1,697,290	0	1,697,290	1,697,290	8.1%
Jeffrey Courtney	6,250	6,250	1,697,290	6,250	1,697,290	1,703,540	8.1%
Luc Marengere	0	0	1,697,290	0	1,697,290	1,697,290	8.1%
Michael Cohen	0	0	1,697,290	0	1,697,290	1,697,290	8.1%
Allen Lupyrypa	0	0	1,697,290	0	1,697,290	1,697,290	8.1%

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 87612C100	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2008	VENGROWTH ADVANCED LIFE SCIENCES FUND INC.

	By:	/s/ Jeffrey Courtney
	Name:	Jeffrey Courtney
	Title:	General Partner

	By:	/s/ Jay Heller
	Name:	Jay Heller
	Title:	General Partner & Chief Legal Counsel

April 30, 2008	VENGROWTH III INVESTMENT FUND INC.

	By:	/s/ Jeffrey Courtney
	Name:	Jeffrey Courtney
	Title:	General Partner

	By:	/s/ Jay Heller
	Name:	Jay Heller
	Title:	General Partner & Chief Legal Counsel

April 30, 2008	/s/ Jeffrey Courtney
Jeffrey Courtney

April 30, 2008	/s/ Luc Marangere
Luc Marengere

April 30, 2008	/s/ Michael Cohen
Michael Cohen

April 30, 2008	/s/ Allen Lupyrypa
Allen Lupyrypa

CUSIP No. 87612C100	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among VenGrowth Advanced Life Sciences Fund Inc., VenGrowth III Investment Fund Inc., Jeffrey Courtney, Luc Marengere, Michael Cohen and Allen Lupyrypa.

Exhibit 99.1

CUSIP No. 87612C100	13G

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

April 30, 2008	VENGROWTH ADVANCED LIFE SCIENCES FUND INC.

	By:	/s/ Jeffrey Courtney
	Name:	Jeffrey Courtney
	Title:	General Partner

	By:	/s/ Jay Heller
	Name:	Jay Heller
	Title:	General Partner & Chief Legal Counsel

April 30, 2008	VENGROWTH III INVESTMENT FUND INC.

	By:	/s/ Jeffrey Courtney
	Name:	Jeffrey Courtney
	Title:	General Partner

	By:	/s/ Jay Heller
	Name:	Jay Heller
	Title:	General Partner & Chief Legal Counsel

April 30, 2008	/s/ Jeffrey Courtney
Jeffrey Courtney

April 30, 2008	/s/ Luc Marangere
Luc Marengere

April 30, 2008	/s/ Michael Cohen
Michael Cohen

April 30, 2008	/s/ Allen Lupyrypa
Allen Lupyrypa